Exhibit 11
Computation of Per-Share Earnings
Milacron Inc. and Subsidiaries
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per-share amounts)	2006	2005	2006	2005

Loss from continuing operations	$(14,280)	$(4,351)	$(23,905)	$(13,446)
Discontinued operations	—	590	17	592

Net loss	(14,280)	(3,761)	(23,888)	(12,854)
Less preferred dividends	(1,560)	(1,500)	(3,120)	(3,060)
Less beneficial conversion feature related to Series B Preferred Stock	(779)	—	(1,558)	—

Net loss applicable to common shareholders	$(16,619)	$(5,261)	$(28,566)	$(15,914)

Basic loss per share:
Weighted-average common shares outstanding	48,216	47,600	48,116	47,560

Per-share amount:
Continuing operations	$(.34)	$(.12)	$(.59)	$(.34)
Discontinued operations	—	.01	—	.01

Net loss	$(.34)	$(.11)	$(.59)	$(.33)

Diluted loss per share:
Weighted-average common shares outstanding (a)	48,216	47,600	48,116	47,560

Per-share amount:
Continuing operations	$(.34)	$(.12)	$(.59)	$(.34)
Discontinued operations	—	.01	—	.01

Net loss	$(.34)	$(.11)	$(.59)	$(.33)

(a)	In both years, (i) the 57.1 million common shares into which the 6% Series B Convertible Preferred Stock is convertible and (ii) potentially dilutive restricted shares are excluded because their inclusion would result in a smaller loss per common share.

64